Exhibit 2.5

RECEIVABLES COLLECTION AGREEMENT

THIS RECEIVABLES COLLECTION AGREEMENT (the “Agreement”) is made and entered into effective as of the 29th day of April, 2016, by and between Professional Account Services, Inc., a Tennessee corporation (“PASI”), and QHCCS, LLC, a Delaware limited liability company (“QHCCS”).

RECITALS:

A. Affiliates of PASI and QHCCS are parties to a Separation and Distribution Agreement dated April 29, 2016 (the “Separation and Distribution Agreement”), pursuant to which, among other things, affiliates of QHCCS are acquiring control of the operations of the hospitals listed in Exhibit A hereto (individually a “Hospital” and collectively, the “Hospitals”), together with certain related assets and businesses (collectively, the “Facilities”). QHCCS has entered into this Agreement on behalf of its subsidiaries and affiliates that own and operate the Facilities. Terms used but not defined herein shall have the meanings ascribed to such terms in the Separation and Distribution Agreement.

B. PASI and QHCCS desire to make provision for PASI to collect certain of the accounts receivable and bad debt receivables of the Facilities pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, and the mutual covenants set forth below, the parties hereto agree as follows:

1. Definitions. “Accounts Receivable” shall mean certain active accounts receivable and accounts written off to bad debt referred by the Facilities, from time to time, to PASI for collection, including self-pay accounts and balances after insurance, certain commercial insurance follow-up accounts, litigation accounts, payment arrangement accounts, and third party liability accounts in respect of services rendered by the Facilities. Accounts Receivable shall not include any such accounts subsequently returned to QHCCS pursuant to Section 4.6.

2. Collection of Accounts Receivable. For so long as this Agreement remains in effect, PASI shall collect the Accounts Receivable on behalf of QHCCS on the following terms and conditions:

2.1 Unbilled Accounts Receivable. PASI or its designee shall prepare and send to appropriate third parties (whether patients or payors or both) billing statements with respect to any unbilled Accounts Receivable (the “Unbilled Accounts Receivable”). QHCCS shall have sole responsibility for coding the Unbilled Accounts Receivable and shall follow compliance safeguards with respect to documentation. PASI shall have no obligation to verify, check or otherwise inspect the coding. QHCCS agrees to indemnify and hold PASI harmless against any and all liability, loss, damages, costs and expenses which PASI may be required to pay, directly or indirectly, by reason of QHCCS’ coding or because of any error or omission in such coding which directly or indirectly results in any liability, loss and/or damage to PASI.

2.2 Billed Accounts Receivable. With respect to those Accounts Receivable that have been coded and billed prior to the date of this Agreement (“Billed Accounts Receivable”), PASI shall continue the collection of such Accounts Receivable pursuant to the terms of this Agreement.

2.3 Books and Records. During the term of this Agreement, PASI shall maintain books and records relating to the Accounts Receivable separate and distinct from all books and records relating to the other business of PASI. PASI shall maintain all such books and records at a secure location designated in advance by PASI and shall maintain and update such records in a reasonable manner.

2.4 Level of Effort. QHCCS acknowledges and agrees that PASI does not regularly provide collection services to third parties as part of its business but PASI is actively engaged in the collection of receivables using similar processes for its affiliates, and, except as specifically stated elsewhere herein, PASI does not otherwise warrant or assume any responsibility for its performance of the collection services. In connection with PASI’s collection efforts, PASI shall (i) use at least the same level of skill, diligence, effort and resources that PASI applies in the collection of its affiliates’ accounts receivable and bad debt receivables; and (ii) comply with all applicable laws, rules, and regulations. See Exhibit B hereto in respect of a description of the services to be rendered by PASI pursuant to this Agreement. See Exhibit C hereto for a description of the duties that are to sole responsibility of QHCCS. Notwithstanding anything contained herein to the contrary, PASI does not guarantee the extent to which any Accounts Receivable will be collected.

2.5 Information to be Furnished.

(a) Within fifteen (15) days following the end of each month during which this Agreement is in effect, PASI shall furnish to QHCCS:

(1) An accounting of all amounts received under this Agreement that relate to the Accounts Receivable during such month and during the term of this Agreement to the most recent month end;

(2) A schedule of all Accounts Receivable (net of credit balances) then outstanding, with an aging report; and

(3) A reconciliation report reconciling the cash collections, net of any applicable credits, such as overpayments and refunds, to the cash deposited in the account referenced in Section 3.1.

(b) PASI shall promptly furnish QHCCS with such other information and in such form(s) or format(s) as may be reasonably requested by QHCCS and which is reasonably available with respect to the matters covered by this Agreement.

2.6 Deposit of Funds.

(a) PASI shall deposit all moneys received under this Agreement with respect to the Accounts Receivable into a separate trust account maintained at a commercial bank. PASI shall remit moneys to QHCCS via an electronic funds transfer transaction to a bank account designated by QHCCS on a monthly basis with the reports furnished by PASI to QHCCS pursuant to Section 2.5.

(b) QHCCS hereby irrevocably appoints PASI as QHCCS’ agent and attorney-in-fact to endorse the name of QHCCS or any d/b/a or other name used by QHCCS including the name of the Hospital or any unit thereof, on any notes, acceptances, checks, drafts, money orders or other evidence of proceeds from the Accounts Receivable, but only to deposit such funds into the account specified in accordance with Section 2.6(a), all in accordance with the terms of this Agreement.

2.7 Secondary Placement Process.

(a) Account Selection. Accounts are selected by PASI monthly to be placed with a “Secondary Agency” for additional collection efforts. An account qualifies based on the circumstances or “events” that have occurred during the collection cycle. An account will qualify for placement only if (i) there has been no payment on the account for 180 days after placement to PASI; (ii) such account is not in a payment disposition, i.e., post-dated payment, promise to pay, pursuit of garnishment, etc. and (iii) PASI has been collecting on such account in the normal course of business for 180 days. This qualification can be accelerated if an account is deemed uncollectible earlier in the collection cycle (i.e. no demographics supplied or discovered during skiptracing efforts) or the time period can be extended (i.e. payments were received for several months and then the debtor discontinued paying due to financial issues). Accounts with a “Propensity to Pay” score greater than 800 shall be held for up to two (2) years due to the probability of obtaining future payments.

(b) Account Placement. Accounts are selected on a monthly basis that meet the criteria of “Account Selection” above. An electronic file is generated which is subsequently sent to the Secondary Agency to load. A detailed listing of accounts is sent to the Business Office Manager of the Facility or a CHSPSC, LLC Shared Service Center (“SSC”) representative at the time the file is sent and accounts are placed. The Business Office Manager or SSC representative should also receive an acknowledgement report from the Secondary Agency confirming receipt of accounts received from PASI.

3. Disposition of Collections; Application of Payments.

3.1 Funds Deposit. Accounts Receivable collected by PASI pursuant to this Agreement shall be deposited into the account specified in accordance with Section 2.6 hereof within one (1) business day of the receipt of such amounts. QHCCS agrees to provide PASI on a daily basis records of all payments received and/or adjustments made by QHCCS on Accounts Receivable referred to PASI.

3.2 Application of Payments. Accounts Receivable collected by PASI shall be applied to the account and relevant time period as specified in or with the payment transmittal(s). To the extent PASI receives a payment from an insuror with respect to a patient having multiple outstanding accounts with the Hospital and such payment does not specify the outstanding account to which it applies, PASI shall contact the payor for account information to allow for proper crediting. Should any amount remain thereafter and for any payment received from any other source, such amount shall be applied to the oldest outstanding account first.

4. Cooperation. PASI shall cooperate with QHCCS in order to collect the Accounts Receivable. Further, QHCCS shall cooperate with PASI to enable PASI to collect the Accounts Receivable. Such cooperation shall include (but shall not be limited to) the following:

4.1 Access by QHCCS. PASI shall permit QHCCS or QHCCS’ designee reasonable access to PASI’s books and records relating to the Accounts Receivable upon reasonable notice at any time during normal business hours and shall make its staff available during normal business hours to assist QHCCS as may be reasonably required in connection with the Accounts Receivable. Such access shall include, without limitation, access to such information technology records and reports, books and records by QHCCS’ internal and/or external auditors, attorneys, or representatives.

4.2 Copying. QHCCS may, at QHCCS’ expense, copy any such records described in Section 4.1.

4.3 Representative. QHCCS shall make a representative of QHCCS available at PASI’s reasonable request as may be necessary to answer questions and provide information to PASI in connection with PASI’s activities under this Agreement, and PASI shall cooperate with QHCCS’s representative in the exchange of information concerning the Accounts Receivable. Likewise, PASI shall make a representative of PASI available to answer questions and provide information to QHCCS in connection with PASI’s activities under this Agreement.

4.4 Access by PASI. QHCCS agrees to provide to PASI from time to time copies of information (i.e., EOBs, detailed billing, UB-40s, etc.) which PASI requires for insurance filings. QHCCS, whenever possible, will endeavor to do so by electronic means. During the term of this Agreement, QHCCS shall provide PASI with reasonable access during regular business hours to all other documents, records, correspondence, work papers and other documents relating to the Accounts Receivable (the “Receivables Records”). PASI shall return the Receivables Records (in electronic and paper format, and will include the number of accounts and dollar amounts of such accounts) to QHCCS following the termination of this Agreement as soon as reasonably practicable to both parties. QHCCS shall bear all third party delivery expenses related to the return of the Receivables Records.

4.5 Application of Historical Procedures. PASI shall apply the historical procedures of the Facilities in the collection of the Accounts Receivable and in applying any discounts or adjustments, unless instructed by QHCCS to follow other specified procedures. Any process change will be implemented upon mutual agreement to the proposed change.

4.6 Return of Accounts. Upon QHCCS’ request, PASI will return to QHCCS (a) any account within three (3) business days after PASI is notified to do so by QHCCS; (b) accounts that are paid in full; and (c) accounts with respect to which it is reasonably determined by PASI or QHCCS that the debtor is deceased and there are no assets or an estate or any other liable party.

5. Service Fee.

5.1 PASI shall receive a service fee (the “Service Fee”) as provided in Exhibit D hereto. The Service Fee for each month will be deducted by PASI from the amount remitted to QHCCS pursuant to Section 2.6(a)

5.2 If any Accounts Receivable collected by PASI are subsequently repaid by QHCCS for good cause to the applicable payor during the term of this Agreement or within twelve (12) months of termination of this Agreement, PASI shall, promptly after QHCCS provides written notice of such repayment to PASI, repay to QHCCS the Service Fee associated with such account.

6. Initiating Litigation. PASI shall not initiate litigation or other legal proceedings relating to its collection services hereunder unless the Facility CFO has not objected to the initiation of such litigation after review of the accounts to be processed, following the procedures specified in Exhibit B.

7. Audit. QHCCS or QHCCS’ designee may, during the term of this Agreement or at any time thereafter, cause an audit and/or inspection to be made of PASI’s records and materials in order to verify PASI’s compliance with this Agreement. Any audit will be conducted during regular business hours at PASI’s facilities. QHCCS shall give PASI ten (10) business days notice of its intent to perform an audit. PASI shall be entitled to have a representative present during the audit. PASI agrees to provide QHCCS’ designated audit or inspection team access to the relevant records and materials.

8. Independent Contractor. It is expressly understood and agreed by the parties that PASI will at all times act as an independent contractor, not as an employee of QHCCS. It is expressly understood and agreed by the parties that nothing contained in this Agreement will be construed to create a joint venture, partnership, association or other such affiliation.

9. Indemnification.

(a) Claims by Third Parties. QHCCS hereby agrees to indemnify, defend, and hold PASI, its affiliates, employees and agents harmless from and against any and all claims asserted by a third party and expenses related thereto, including court costs and attorneys’ fees to which PASI is subjected arising out of or attributed, directly or indirectly, to: (i) any misrepresentation or breach of warranty by QHCCS under this Agreement, and (ii) any breach by QHCCS of, or any failure by QHCCS to perform any covenant or agreement of, or required to be performed by, QHCCS under this Agreement. Likewise, PASI hereby agrees to indemnify, defend, and hold QHCCS, its affiliates, employees and agents harmless from and against any and all claims asserted by a third party and expenses related thereto, including court costs and attorneys’ fees to which QHCCS is subjected arising out of or attributed, directly or indirectly, to: (i) any misrepresentation or breach of warranty by PASI under this Agreement, and (ii) any breach by PASI of, or any failure by PASI to perform any covenant or agreement of, or required to be performed by, PASI under this Agreement (collectively, the foregoing are “Third Party Claims”).

(b) Limitation on Claims by QHCCS Against PASI. Except with respect to Third Party Claims, QHCCS shall not be entitled to assert a claim, and no cause of action shall exist by QHCCS against PASI for any claims of negligence unless such negligence claim results from PASI’s willful misconduct or gross negligence.

10. Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOST PROFITS ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF.

11. Arbitration. Any controversy, dispute or claim arising out of or relating to this Agreement, or the breach thereof, will be settled by binding arbitration in accordance with the Rules of Procedure for Arbitration of the Alternative Dispute Resolution Service of the American Health Lawyers Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Such arbitration shall occur in Nashville, Tennessee. The parties will jointly appoint a mutually acceptable arbitrator. If the parties are unable to agree upon such an arbitrator within thirty (30) days after a party has given the other party written notice of its desire to submit a dispute for arbitration, then each party shall appoint an arbitrator of its choice and the appointed arbitrators will select a third arbitrator, and the panel of three arbitrators will hear the parties and settle the dispute. Each arbitrator shall be experienced in health care finance. Each party shall be responsible for its own attorneys’ fees and costs. The compensation and expenses of the arbitrator(s) and any administrative fees or costs shall be borne equally by the parties. Arbitration shall be the exclusive remedy for the settlement of disputes arising under this Agreement. The decision of the arbitrator(s) shall be final, conclusive and binding, and no action at law or in equity may be instituted by either party other than to enforce the award of the arbitrator(s).

12. Termination. This Agreement shall remain in effect for a period of five (5) years. At the termination of this Agreement, any uncollected Accounts Receivable will remain with PASI for a period of one (1) year at which time PASI shall facilitate the transition of the performance of the collection activities to QHCCS or QHCCS’ designee. Notwithstanding the foregoing, all Accounts Receivable in litigation at the time of termination shall not be returned to QHCCS, and PASI will continue to work such accounts until completion of such litigation or otherwise agreed in writing by the parties. PASI shall be entitled to the Service Fees which have been accrued but are unpaid as of the date of termination, and a Service Fee with respect to any Accounts Receivable other than Time Pay/Billing Services collected within thirty (30) days following the termination of this Agreement.

13. Conflict. In the event of a conflict between the provisions of this Agreement and the provisions of the Separation and Distribution Agreement, the terms of this Agreement shall prevail.

14. Survival. Upon termination or expiration of this Agreement, PASI will terminate its collection activities hereunder. After the termination of this Agreement, only Sections 2.3, 4.4, 5.2, 7, 9, 10, 11, 12, 13, 14, 15, 17, 18, 19, 20, 21, 22, 23 and 24 shall continue to be in full force and effect.

15. Protected Health Information. PASI shall use its best efforts to protect the confidentiality of all patient records in accordance with the standards of all applicable local, state and federal laws and regulations relating to the patient records, specifically including the privacy requirements of the Administrative Simplification subtitle of the Health Insurance Portability and Accountability Act of 1996 and state requirements. PASI shall comply with the Business Associate Agreement by and between QHCCS and CHSPSC, LLC and the other parties named therein dated as of the date of this Agreement.

16. Force Majeure. If any party’s performance is prevented, hindered or delayed by reason of any cause(s) beyond such party’s reasonable control which cannot be overcome by reasonable diligence, including, without limitation, war, labor disputes, civil disorders, governmental acts, epidemics, quarantines, embargoes, fires, earthquakes, storms, or acts of God, such party shall be excused from performance to the extent that it is prevented, hindered or delayed thereby, during the continuance of such cause(s); and such party’s obligations hereunder shall be excused so long as and to the extent that such cause(s) prevent or delay performance.

17. Legal Fees and Costs. In the event a party elects to incur legal expenses to enforce or interpret any provision of this Agreement by judicial proceedings, the prevailing party will be entitled to recover such legal expenses, including, without limitation, reasonable attorneys’ fees, costs, and necessary disbursements at all court levels, in addition to any other relief to which such party shall be entitled.

18. Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without regard to conflict of laws principles.

19. Benefit/Assignment. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors, and assigns. No party may assign this Agreement without the prior written consent of the other parties, which consent shall not be unreasonably withheld; provided, however, that any party may, without the prior written consent of the other parties, assign its rights and delegate its duties hereunder to one or more affiliates of such party.

20. Notice. Any notice, demand, or communication required, permitted, or desired to be given hereunder shall be deemed effectively given when personally delivered, when received by receipted overnight delivery, or five (5) days after being deposited in the United States mail, with postage prepaid thereon, certified mail, return receipt requested, addressed as follows:

PASI:	Professional Account Services, Inc. 7100 Commerce, Suite 100 Brentwood, Tennessee 37027 Attention: President

With a simultaneous copy to:	CHSPSC, LLC 4000 Meridian Boulevard Franklin, Tennessee 37067 Attention: General Counsel

To QHCCS:	QHCCS, LLC 1573 Mallory Lane, Suite 100 Brentwood, TN 37027 Attention: President

With a simultaneous copy to:	QHCCS, LLC 1573 Mallory Lane, Suite 100 Brentwood, TN 37027 Attention: General Counsel

or to such other address, and to the attention of such other person or officer as any party may designate, with copies thereof to the respective counsel thereof as notified by such party.

21. Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity of the remainder of this Agreement, which shall be and remain in full force and effect, enforceable in accordance with its terms.

22. Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine, and neuter, and the number of all words herein shall include the singular and plural.

23. Divisions and Headings. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

24. Acquisitions and Dispositions. QHCCS may add acquired facilities and discontinue divested facilities through an amendment to this Agreement, with the prior written consent of PASI.

25. Entire Agreement/Amendment. This Agreement supersedes all previous contracts or understandings and constitutes the entire agreement of whatsoever kind or nature existing between or among the parties respecting the within subject matter, and no party shall be entitled to benefits other than those specified herein. As between or among the parties, no oral statements or prior written material not specifically incorporated herein shall be of any force and effect. The parties specifically acknowledge that in entering into and executing this Agreement, the parties rely solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements, whether written or verbal, not expressly incorporated herein are superseded, and no changes in or additions to this Agreement shall be recognized unless and until made in writing and signed by all parties hereto. This Agreement may be executed in two or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PROFESSIONAL ACCOUNT SERVICES, INC.

By:	/s/ Martin G. Schweinhart
Martin G. Schweinhart
President

QHCCS, LLC

By:	/s/ Michael J. Culotta
Michael J. Culotta
Executive Vice President and Chief Financial Officer

Signature Page to Receivables Collection Agreement (PASI)